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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. The article is posted on HP's internal web site.


PREPARED TO LEAD

COMPANY'S TOP MANAGERS GATHER FOR MERGER UPDATE

Large graphics of two historic HP inventions -- the audio oscillator and Superdome -- served as the backdrop for the January 23 Senior Leaders Communication Meeting in Cupertino, California.

CEO Carly Fiorina told the 220 senior leaders attending in person and by phone that this month, HP is celebrating the 60th anniversary of the audio oscillator, the company's first patent. Launched last year, Superdome defied initial skepticism to emerge a success. Both products reflect a "company defined by innovation and defying the odds," Carly said.

HP's leader reminded the audience that the HP-Compaq merger is a culmination of the company's strategy. While there are risks and challenges associated, "if we believe in our strategy, if we believe we must lead, not follow, that we must live up to our potential," then the merger is the best alternative, she said.

As soon as its Registration Statement on Form S-4 is effective, HP will be sending proxy cards to institutional and retail shareowners. Walter Hewlett has stated he will do so as well. She stressed that the company will continue to bring the message of the benefits of the merger to shareowners.

"This company did not seek or ask for a proxy fight," Carly stated. She went on to say that when the opposition provides misleading or inaccurate facts regarding the merger, the company will correct them. HP also will set the record straight when the opposition "impugns the integrity" or the process of HP's Board of Directors. When the opposition suggests to shareowners that his business judgment is superior to that of an experienced board and management team, the company will ask investors to look at his relevant business experience, she added. HP also will continue to make sure investors have all the appropriate facts.

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David Woodley Packard placed an ad in the WALL STREET JOURNAL January 23 that directly criticizes Carly Fiorina's use of co-founder Dave Packard's words "to remain static is to lose ground" in support of the merger. In Packard's ad, he also refers to letters he has received from HP employees who oppose the merger.

The topic of employee support came up later in the meeting, when Human Resources Vice President Susan Bowick presented to senior leaders. The latest data from an internal "pulse" conducted in December 2001 indicate that approximately 62 percent of employees support the merger, she said. Following a December 2001 meeting, 96 percent of senior leader respondents voiced their support for the merger. Today's January 23 senior leaders meeting registered support among 99 percent of the participants who responded. Seventy percent of Bay Area retirees who completed a survey following a January 9 merger discussion also weighed in with their vote of confidence. The company will continue to conduct surveys at internal events on a regular basis.

Susan acknowledged that employees continue to have questions regarding the selection process for jobs, organizational design and HP values. To resolve these types of questions quickly, she and integration lead Webb McKinney have implemented a weekly meeting and process.

Chief Financial Officer Bob Wayman reminded senior leaders that retention programs such as the one that was described in HP's latest S-4 filing are common during mergers and acquisitions, which are "potentially disruptive" times. The company implemented a similar program during the Agilent spinoff. Leaders should continue to use other incentives such as STAR awards and stock options as appropriate, he said.

PREPARED FOR THE CHALLENGES

Questions from the audience centered on topics including go-to-market structure, regional involvement in integration planning, innovation and R&D, and Carly and Michael Capellas' roles in the new HP.

Carly closed by reiterating that while the merger is not without challenges and risks, it is something "we can do and are prepared to do." The alternatives, she said, make us a "smaller" company in terms of impact, ambition and ability to lead. HP's legacy, she added, demands that the company lead, not follow.

Finally, with two weeks remaining in the first quarter of FY02, Carly asked the audience to continue to lead their employees, stay focused and bring in good results.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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